Subject Company: Rainbow Technologies, Inc.
Filed by SafeNet, Inc. pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Registration No. 333-110520

On January 27, 2004, SafeNet, Inc. issued a press release announcing its fourth quarter and year end 2003 results. The text of the press release follows.

NEWS RELEASE

Contact:	Michelle Layne
(443) 327-1239
mlayne@safenet-inc.com
www.safenet-inc.com

SafeNet Reports Fourth Quarter and 2003 Financial Results

Company Announces Best Quarter and Year End Results in Company History

BALTIMORE, Maryland — January 27, 2004— SafeNet (NASDAQ: SFNT), a leading provider of private and public network security solutions that set the standard for securing virtual private and wide area networks, today announced results for the fourth quarter and year ended December 31, 2003.

Revenues for the three-month period ending December 31, 2003, were $18.8 million, compared to $9.8 million for the same period in 2002, an increase of 91%. On a sequential basis, revenues increased by 7% from the third quarter of 2003, or approximately $1.1 million.

Income from continuing operations calculated on a GAAP (Generally Accepted Accounting Principles) basis for the quarter ended December 31, 2003, was $4.0 million, or $0.28 per diluted share, which compares to $1.8 million, or $0.22 per diluted share for the same period of 2002. GAAP net income, inclusive of the effect of discontinued operations, was $4.0 million, or $0.28 per diluted share, for the 2003 fourth quarter, which compares to a GAAP net income of $1.9 million, or $0.23 per diluted share, for the same quarter of the prior year.

Non-GAAP net income for the 2003 fourth quarter was $4.2 million, or $0.30 per diluted share, compared to $1.6 million, or $0.19 per diluted share, for the quarter ended December 31, 2002. The quarterly Non-GAAP net income and per share information excludes income and losses from discontinued operations, acquisition-related expenses, and assumes a 35% income tax rate. These adjustments increased net income by $200,000, or $0.02 per diluted share, for the quarter ended December 31, 2003, compared to a net income decrease of $395,000, or $0.04 per diluted share, for the quarter ended December 31, 2002.

Revenues for the year ended December 31, 2003, were $65.8 million, compared to $32.2 million for the same period in 2002, an increase of 104%.

The GAAP net loss from continuing operations for the year ended December 31, 2003, was $6.2 million, or $0.55 per diluted share, which compares to a loss of $785,000, or $0.10 per diluted share for 2002. There was no loss from discontinued operations for the year ended December 31, 2003, compared to a loss of $4.0 million for the year ended December 31, 2002. The GAAP net loss, inclusive of the effect of discontinued operations, was $6.2 million, or $0.55 per diluted share, for 2003, which compares to a net loss of $4.7 million, or $0.61 per diluted share, for the prior year.

Non-GAAP net income for the year ended December 31, 2003, was $10.6 million, or $0.88 per diluted share, compared to a Non-GAAP net income of $2.8 million, or $0.34 per diluted share, for the year ended December 31, 2002. The Non-GAAP net income and per share information excludes income and losses from discontinued operations, acquisition related expenses, and assumes a 35% income tax rate. These adjustments increased net income by $16.7 million for the year ended December 31, 2003, compared to an increase of $7.5 million for the year ended December 31, 2002.

Anthony Caputo, Chairman, and CEO of SafeNet, stated, “We just completed the best year in the history of SafeNet. We met our strong organic growth target, while completing three acquisitions that greatly enhanced our network security offerings and expanded our customer base. For the second year in a row, we doubled revenues and produced EPS growth. We completed a stock offering, providing a strong foundation for our acquisition and growth plans. We also reduced our dependence on a single customer from 41% to 13% of revenues.”

He continued, “The integration of Cylink was even more successful than anticipated and has proved instrumental in achieving many of our goals. We were able to take a declining business and turn it around. The combination of Cylink’s offerings with SafeNet’s products has allowed us to launch the only centralized management platform on the market—the SafeEnterprise™ Security System—that works seamlessly across both WAN and VPN systems. As anticipated, there was a substantial market for transitioning WAN customers to the full advantages of VPN, however, we were also pleased that the WAN market itself remained strong throughout 2003.”

Caputo concluded, “Upon consummation of the merger with Rainbow Technologies, which is subject to receiving the requisite stockholder approvals and other customary closing conditions, we’ll continue to accelerate our vision of becoming the premier network security provider for the government and large financial institutions, mid-sized firms, OEMs, and consumers. We’re putting in place the key elements we need to win the high-growth opportunities in VPN encryption, wireless security, homeland security, and content inspection. We’ll be extending our classified/top secret communications protection expertise in support of the Department of Defense’s Crypto Modernization program. In addition, the Sentinel licensing software offers a great opportunity to expand into the high-potential digital rights management arena as well as other applications we had not initially targeted.”

Business Updates

Since the end of the third quarter of 2003, SafeNet has announced:

•	Plans to merge with Rainbow Technologies, the market leader in several critical security technologies, which provides proven information security solutions to an established customer base of Fortune 500 corporations, organizations and government agencies with classified and mission critical computing environments. The merger, which is expected to close during the first quarter of 2004, pending the receipt of stockholder approvals, will accelerate SafeNet’s vision to become the premier network security provider for the government and large financial institutions, mid-sized firms, OEMs, and consumers. The acquisition is anticipated to be accretive to SafeNet’s earnings in the first full quarter of combined operations, exclusive of any merger charges.

•	The completion of the purchase of the assets of the OEM Products Group of SSH Communications Security. The acquisition adds an impressive base of new OEM customers and further expands the scope of SafeNet’s embedded product line. The combination of industry-leading security toolkits, coupled with SafeNet’s state-of-the-art networking and content inspection chip and board level products, will greatly improve integration and time-to-market issues for customers. The purchase price for the OEM Products Group was approximately $13.7 million in cash. The assets of the SSH OEM Product Group include its VPN client software and industry-leading security and networking toolkits.

•	The expansion of TI’s license of SafeNet Intellectual Property, SafeXcel™ IP, beyond its use in TI’s OMAP™ platform in 2.5 and 3G wireless devices, to additional product groups, such as personal audio and video players, wireless phones and PDA’s, set-top boxes, broadband appliances, networking, and automotive applications.

•	The appointment of Vince Mancuso as Vice President, Government Sales, leading all aspects of SafeNet’s key Enterprise Security Division’s government business. He has a proven track record of twenty years of government experience, developing sales organizations and key partnership relationships with companies such as Northrop Grumman, EDS, Lockheed Martin, and Raytheon.

•	A wireless strategy plan for building upon SafeNet success in the embedded security industry. Development efforts for SafeNet’s Embedded Division will focus on supporting OEM developers of wireless chips, handsets, and other mobile platforms by allowing them to protect their existing technology investments, while still capitalizing on technology advances when the timing best fits their business.

•	The availability of CGX Mobile Library. Built upon the success of SafeNet’s CGX Cryptographic Library, CGX Mobile Library provides developers with cryptographic security designed for small footprint environments such as mobile phones and PDAs. Using CGX Mobile, wireless OEM application and platform developers can access all the essential security functions needed for securing data and communications on wireless devices.

•	Membership in the Open Mobile Alliance, in order to promote the growth of the mobile industry through common specifications and standards for security in wireless platforms.

•	NETGEAR’s selection of SafeNet’s SoftRemote®, the de facto standard remote access VPN software, to secure end-to-end communications in conjunction with their ProSafe™ VPN router products.

•	Movidis’ selection of SafeNet’s SafeXcel™-1741 VPN chip for its Molecular Media Server (MMS 1000™), which is used by cable and telephone companies to implement video-on-demand. Movidis provides secure and scalable real-time server solutions to service providers for applications such as Video-on-Demand, web serving, caching, and audio-on-demand.

•	ADTRAN’s selection of the SafeXcel™-1141 VPN chip for its NetVanta™ line of internetworking products. ADTRAN will deploy the SafeNet security co-processor in its second-generation NetVanta 2000 series VPN/Firewall appliances and the NetVanta 3305 Secure Access Router with VPN upgrade.

•	The selection of SafeNet’s Chairman and CEO, Anthony Caputo, as the Greater Baltimore Technology Council’s Extraordinary Technology Advocate.

Guidance
 As previously announced, SafeNet is hosting a conference call today, at which time SafeNet executives will discuss the Company’s outlook for 2004. To join SafeNet in the conference call, dial 1-800-299-8538 and use pass code 35586830 within the United States. If you are calling from outside the U.S., please dial 1-617-786-2902 and use pass code 35586830. The conference call will also be available via live webcast on SafeNet’s Investor Relations web site at www.safenetinvestor.com. A replay of the conference call will be available via webcast on SafeNet’s Investor Relations site by Monday, February 2, 2004.

About SafeNet, Inc.
 SafeNet, Inc. (NASDAQ: SFNT), a leading provider of private and public network security solutions, has set the industry standard for VPN technology and secure business communications and offers the only encryption platform for both WAN and VPN networks. With more than 20 years experience in developing, deploying, and managing network security systems for the most security-conscious government, financial institutions, and large enterprise organizations around the world, SafeNet’s proven technology has emerged as the de facto industry standard for VPNs. SafeNet is the single-source vendor for WAN and VPN security solutions teamed with an easy and low-cost migration path to a broad range of VPN products. SafeNet security solutions, based on SecureIP Technology™, and part of the CGX Security Platform, have become the products of choice for leading Internet infrastructure manufacturers, service providers, and security vendors. Securing the infrastructure of today’s e-business communications as well as leading the way in government Homeland and classified data security, SafeNet has opened new markets for interoperable, secure, and deployable VPN communications. Commercial customers include Texas Instruments, Microsoft, Samsung, Centillium Communications, ARM, and Cisco Systems. Government, financial, and large enterprise customers include the National Security Agency, Federal Bureau of Investigation, U.S. Postal Service, U.S. Department of Defense, U.S. Internal Revenue Service, Social Security Administration, American Express, Bank of America, Eastman Kodak, Hewlett-Packard, and Motorola. For more information, visit http://www.safenet-inc.com/.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
Statements contained in this document that are not historical facts could be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management’s current expectations and beliefs, are not guarantees of future performance and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements, including, among others: the risk that the SafeNet and Rainbow businesses will not be integrated successfully; costs related to the proposed merger; the risk that SafeNet and Rainbow will fail to obtain the required stockholder approvals; the risk that the transaction will not close; the risk that the businesses of the companies will suffer due to uncertainty; and other economic, business, competitive, and/or regulatory factors affecting SafeNet’s business generally, including those set forth in its filings with the Securities and Exchange Commission, including SafeNet’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, its most recent Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, SafeNet’s results could differ materially from the expectations in these statements. SafeNet assumes no obligation and does not intend to update or alter these forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information About the Merger and Where You Can Find It
In connection with the proposed merger of SafeNet and Rainbow, SafeNet has filed with the SEC a Registration Statement on Form S-4 (File No. 333-110520) containing a joint proxy statement/prospectus and SafeNet and Rainbow have filed and may file other relevant materials in connection with the merger transaction. The joint proxy statement/prospectus will be mailed to the stockholders of SafeNet and Rainbow. Investors and security holders of SafeNet and Rainbow are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they contain important information about SafeNet, Rainbow and the transaction. The joint proxy statement/prospectus and other relevant materials, and any other documents filed by SafeNet or Rainbow with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by SafeNet by contacting Michelle Layne, SafeNet Investor Relations, 4690 Millennium Drive, Belcamp, Maryland 21017, (443) 327-1239. Investors and security holders may obtain free copies of the documents filed with the SEC by Rainbow by contacting Rainbow Investor Relations, 50 Technology Drive, Irvine, California 92718 (949) 450-7377. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision.

SafeNet and Rainbow, and their respective executive officers, directors and employees may be deemed to be participants in the solicitation of proxies from the stockholders of SafeNet and Rainbow in favor of the transaction. Information about the executive officers and directors of SafeNet and Rainbow and their respective interests in the merger is available in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 that SafeNet has filed with the SEC. Additional information regarding the executive officers and directors of SafeNet is available in the proxy statement for SafeNet’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2003. Additional information regarding the executive officers and directors of Rainbow is available in the proxy statement for Rainbow’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003.

###

Editor’s Note: SafeNet and SoftRemote are registered trademarks and SafeXcel, SoftRemotePDA, EmbeddedIP, and SecureIP Technology are trademarks of SafeNet, Inc. All other trademarks are the property of their respective owners.

[Financial Statements to Follow]

SAFENET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data)

	Three Months Ended		Year Ended

	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002

Revenues
Licenses and royalties	$8,859	$2,776	$16,464	$7,398
Products	6,632	5,804	38,647	21,588
Service and maintenance	3,273	1,246	10,685	3,249

	18,764	9,826	65,796	32,235
Cost of revenues	3,781	2,369	16,907	8,963
Gross profit	14,983	7,457	48,889	23,272

Research and development expenses	3,439	1,957	14,749	8,504
Sales and marketing expenses	4,094	2,143	14,665	7,341
General and administrative expenses	1,809	1,219	6,666	3,852
Write-off of acquired in-process research and development costs	—	—	9,681	3,375
Costs of integration of acquired companies	807	256	3,934	256
Amortization of acquired intangible assets	1,361	386	4,710	1,488

Total operating expenses	11,510	5,961	54,405	24,816

Operating income (loss)	3,473	1,496	(5,516)	(1,544)
Interest and other income, net	350	248	766	669

Income (loss) from continuing operations before income taxes	3,823	1,744	(4,750)	(875)
Income tax (benefit) expense	(137)	(90)	1,470	(90)

Income (loss) from continuing operations	3,960	1,834	(6,220)	(785)
Income (loss) from operations of discontinued GDS business (including loss on disposal of $0, $0, $0 and $3,506)	—	112	—	(3,954)

Net income (loss)	$3,960	$1,946	$(6,220)	$(4,739)

Income (loss) per common share:
Basic
Income (loss) from continuing operations	$0.30	$0.24	$(0.55)	$(0.10)
Income (loss) from discontinued operations (GDS)	—	0.01	—	(0.51)

Net income (loss) per share	$0.30	$0.25	$(0.55)	$(0.61)

Diluted
Income (loss) from continuing operations	$0.28	$0.22	$(0.55)	$(0.10)
Income (loss) from discontinued operations (GDS)	—	0.01	—	(0.51)

Net income (loss) per share	$0.28	$0.23	$(0.55)	$(0.61)

SAFENET, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP RESULTS TO NON-GAAP RESULTS
(Unaudited — In thousands, except per share amounts)

	Three Months Ended		Year Ended

	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002

Net income (loss) from Consolidated Statements of Operations	$3,960	$1,946	$(6,220)	$(4,739)

Adjustments:
Costs of Revenues:
Amortization of acquired intangible assets — cost of revenues	409	—	2,652	—
Operating Expenses:
Income from discontinued operations (GDS)	—	(112)	—	3,954
Costs of integration of acquired companies	807	256	3,934	256
Write-off of acquired in-process research and development costs	—	—	9,681	3,375
Amortization of acquired intangible assets	1,361	386	4,710	1,488
Income tax expense (1)	(2,377)	(925)	(4,179)	(1,575)

Net adjustments	200	(395)	16,798	7,498

Net income, Non-GAAP	$4,160	$1,551	$10,578	$2,759

Income per common share — basic and diluted, as adjusted
Basic	$0.31	$0.20	$0.92	$0.36

Diluted	$0.30	$0.19	$0.88	$0.34

Shares used in computation:
Basic	13,281	7,824	11,350	7,730
Diluted	13,987	8,265	12,016	8,040

See Consolidated Statements of Operations for GAAP information.

(1)	Assumes a 35% income tax rate.

SAFENET, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	December 31,	December 31,
	2003	2002

Assets
Current assets:
Cash and cash equivalents	$103,443	$3,399
Short term investments	13,400	28,763
Accounts receivable, net of allowance for doubtful accounts of $787 and $244	13,481	4,534
Inventories, net of reserve of $1,257 and $958	3,184	1,008
Other current assets	1,413	1,002
Current assets of discontinued operations	—	93

Total current assets	134,921	38,799
Equipment and leasehold improvements, net of accumulated depreciation of $6,571 and $4,734	3,916	1,246
Computer software development costs, net of accumulated amortization of $1,957 and $1,513	1,897	479
Goodwill	43,556	12,826
Intangible assets, net of accumulated amortization of $10,700 and $1,640	23,737	595
Other assets	1,899	1,374

	$209,926	$55,319

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$6,641	$1,456
Advance payments and deferred revenue	4,979	1,393
Accrued salaries and commissions	3,770	2,162
Other accrued expenses	3,018	1,424
Deferred income taxes	2,607	—
Accrued income taxes	2,259	—
Current liabilities of discontinued operations	—	377

Total current liabilities	23,274	6,812
Long-term liabilities	6,330	129

Total liabilities	29,604	6,941
Stockholders’ equity:
Preferred stock, $.01 par value per share. Authorized 500 shares, none issued and outstanding	—	—
Common stock, $.01 par value per share. Authorized 50,000 shares, issued 13,286 shares in 2003 and 7,894 shares in 2002	133	79
Additional paid-in capital	199,671	65,665
Accumulated other comprehensive income	6,963	2,859
Accumulated deficit	(26,445)	(20,225)

Net stockholders’ equity	180,322	48,378

	$209,926	$55,319